Exhibit 5.2

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

September 28, 2015

StealthGas Inc.

331 Kifissias Avenue

Erithrea 14561, Athens

Greece

Ladies and Gentlemen:

We have acted as special legal counsel in the United States to StealthGas Inc., a Marshall Islands corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) of a Registration Statement on Form S-8 (the “Registration Statement”) relating to the registration of 4,152,242 shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”), which may be issued to eligible participants pursuant to awards granted pursuant to the Company’s 2015 Equity Compensation Plan, and related preferred stock purchase rights (the “Rights”).

In connection with this opinion letter, we have examined the Registration Statement, and originals, or copies certified or otherwise identified to our satisfaction, of the Rights Agreement (the “Rights Agreement”) made and entered into as of December 23, 2014 by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”), and such other documents, records and other instruments of the Company as we have deemed appropriate for purposes of the opinion set forth herein.

With your permission, for purposes of the opinion expressed herein, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies.

We have also assumed for purposes of our opinion that (i) the Rights Agent has the requisite organizational and legal power and authority to enter into and perform its obligations under the Rights Agreement, (ii) the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and (iii) the Rights Agreement constitutes a valid and binding obligation of the Rights Agent, enforceable against the Rights Agent in accordance with its terms. We have assumed that the Company has the requisite legal power and authority under Marshall Islands law to execute and deliver the Rights Agreement and perform its respective obligations thereunder. We have further assumed that under the laws of the Marshall Islands, the Rights Agreement has been duly authorized, validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms and (iii) under the laws of the Marshall Islands, the Rights constitute valid and binding obligations of the Company. We have also assumed that the members of the Company’s Board of Directors acted in a manner consistent with their fiduciary duties under applicable law when approving the Rights Agreement.

Based upon the foregoing, we are of the opinion that to the extent governed by the laws of the State of New York, the Rights Agreement has been executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, and the Rights attributable to any Shares to be issued by the Company, when issued and delivered, will constitute valid and binding obligations of the Company entitled to the benefits of the Rights Agreement. This opinion addresses the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of a Rights Agreement or of Rights issued thereunder would result in invalidating such Rights in their entirety.

The opinions expressed above are subject to the following limitations and qualifications:

1.	The enforceability opinions set forth above are subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights or remedies generally, and (ii) general principles of equity (whether such principles are considered in a proceeding at law or equity), including the discretion of the court before which any proceeding may be brought, concepts of good faith, reasonableness and fair dealing and standards of materiality.

2.	We express no opinion as to the laws of any jurisdiction other than the laws of the State of New York, as currently in effect, that in our experience are applicable to transactions of the type contemplated by the Rights Agreement. In particular (and without limiting the generality of the foregoing) we express no opinion concerning the laws of any country or subdivision thereof (other than the laws of the State of New York) or as to the effect of such laws (whether limiting, prohibitive or otherwise) on any of the rights or obligations of the Company, the holders of the Rights, or any other party to or beneficiary of any of the Rights Agreement or the Rights.

3.	We express no opinion as to (i) whether a United States Federal court would accept jurisdiction in any dispute, action, suit or proceeding arising out of or relating to the Rights, the Rights Agreement or the transactions contemplated thereby, or (ii) any provision in the Rights Agreement relating to judgments in other currencies.

4.	This opinion letter does not address the determination a court of competent jurisdiction may make regarding whether the Company’s Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time.

We hereby consent to the use of this opinion as Exhibit 5.2 to the Registration Statement and to the reference to us under the heading “Validity of Common Stock” in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP